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VF 3-9-05

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SECURITIES A
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05036153

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. D.C.
213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities & Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Winton Road South, BLDG 4, Suite 301
(No. and Street)

Rochester | NEW York | 14618
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lanzisera, President | (585) 424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Riedl, Ernst, J
(Name – *if individual, state last, first, middle name*)

331 EAST Avenue | Macedon | New York | 14502
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernst J. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ernst J Riedl
Signature

CPA
Title

Robert W. Colwell
Notary Public

ROBERT W. COLWELL
Notary Public, State of New York
No. 01CO6121092
Monroe County, New York
Commission Expires January 10, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
2000 Winton Rd South
Building 4 Suite 301
Rochester, New York 14618

I have audited the accompanying statements of financial condition of Excel Securities & Associates, Inc. as of December 31, 2004 and 2003 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 14, 2005

Ernst J Riedl

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed On An Exchange	$ 263,849	$ 171,177
Commissions on Listed Option Transactions	41,363	21,347
All Other Securities Commissions	169,527	132,097
Total Securities Commissions	474,739	324,621
Revenue from Bond Trading Accounts (Note 9)	625,851	2,782,210
Gain or (Loss) on Firm Securities Investment Accounts	(11,477)	13,435
Revenue From Sale of Investment Company Shares	517,781	328,994
Revenue From Sale of Insurance Products	23,507	0
Reimbursement of Expenses (Note 9)	14,049	113,301
Employee Training Grant	24,075	0
Other	8,320	7,643
Total	$ 1,676,845	$ 3,570,204
Expenses:		
Officer's Salary	140,000	78,000
Other Employee Compensation and Benefits	334,071	331,147
Disbursements on Bond Trading Accounts (Note 9)	625,851	2,713,585
Commissions Paid to Other Broker Dealers	108,241	104,817
Interest Expense	83	1,458
Regulatory Fees and Expenses	20,981	14,759
Training Grant Expense	18,388	6,612
Other Expenses	356,934	305,283
Total	$ 1,604,549	$ 3,555,661
Net Income Before Income Taxes	72,296	14,543
Income Taxes	18,214	3,109
Net Income	$ 54,082	$ 11,434

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Beginning Balance	$ 172,571	$ 161,137
Additions:		
Net Income for Period	54,082	11,434
Total	226,653	172,571
Deductions:		
None	0	0
Ending Balance - Equity Capital	$ 226,653	$ 172,571

The accompanying notes to the financial statements are an integral part of these statements.

4. REVENUE

The firm does not keep separate accounts for the classification of the commissions earned from security transactions, except for commissions earned from the sale of investment company shares. The classification used on Exhibit "B" is an approximation ascertained from an analysis made by management.

5. LEASE OBLIGATIONS

The firm leases its office space under a non-cancelable lease expiring in April 2005. As of December 31, 2004 future minimum lease payments total $10,140. The firm leases an electronic document filing system from Xerographic Solutions. Lease payments are $433 per month for a period of 60 months, which started April 2001.

6. DEFERRED INCOME

In 2002 Excel received $25,000 for signing with a new clearing firm. The full income from this retention agreement is contingent upon Excel retaining its association with the clearing firm for three years and the unexpired portion may have to be repaid in case of an earlier disengagement. Excel reports the income over three years, having reported income of $8,333 for the years 2004 and 2003.

7. INCOME TAXES

The firm's net deferred tax assets amounted to $7,141 at December 31, 2004. This amount resulted from unused capital loss carry-overs less differences between book and tax depreciation.

8. RELATED PARTY TRANSACTIONS

Through December 31, 2004 the firm has made various advances totaling $31,000 to its sole shareholder. No provision for interest or repayment has as yet been made.

9. REVENUE FROM BOND TRADING

During 2004 the firm had revenues of $625,851 from bond trading activities and disbursements of $625,851 in connection therewith. Expenses reimbursed to the firm from another office maintained for this purpose amounted to $14,049 in 2004. The firm has since discontinued its bond trading activities and does not expect any more income there from.

10. EMPLOYEE TRAINING GRANT

The firm is a recipient of an employee training grant from the State of New York for a maximum grant of $ 25,000. The firm expended all of that in years 2003 & 2004 but had not been fully reimbursed as of December 31, 2004 to the extent of $ 11,850.

11. CONTINGENT LIABILITY

The firm is presently the defendant in two lawsuits by former clients for malpractice, claiming damages of $ 420,000 and $ 20,000 respectively. The firm and legal counsel strongly assert that the claims are without merit, and no provision for any liability that may result from these actions has been made.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2004 UNAUDITED FORM X-17A-5 WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 236,767	$ 226,653	$ (10,114)	Net Change of Capital
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	236,767	226,653	(10,114)	
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	236,767	226,653	(10,114)	
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	64,496	62,915	(1,581)	Change in Depreciation and Prepaid Expenses
Securities and Investments not Readily Marketable	0	0	0	
Total Non-Allowable Assets	64,496	62,915	(1,581)	
Net Capital Before Haircuts and Security Positions	172,271	163,738	(8,533)	
Haircuts on Proprietary Security Positions	12,521	12,521	0	
Net Capital	$ 159,750	$ 151,217	$ (8,533)	

EXHIBIT J

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2004 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities & Associates, Inc for the year ended December 31, 2003.

February 14, 2005

Ernst J Riedl

OATH OF AFFIRMATION

I, JOSEPH LANZISERA, swear (of affirm) that, to the best of my knowledge and belief, the Accompanying financial statements and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or Affirm) that neither the company, nor any partner, proprietor, principal officer or director has any Proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ______________

Title: President

Notary ______________ 2/25/05
State of New York
County of Monroe

MICHELE STENCLIK
Notary Public in the State of New York
MONROE COUNTY
Commission Expires: 7/1/06

ERNST J. RIEDL CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My report dated February 14, 2005 on the audited statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2004 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2004, did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.

Ernst J Riedl

February 14, 2005